REPRESENTATION OF COUNSEL UNDER RULE 487

SECURITIES AND EXCHANGE COMMISSION

EQUITY OPPORTUNITY TRUST,

VALUE S&P INDUSTRIAL SERIES 2007A

(File No. 333-147016)

Pursuant to paragraph (b)(6) of Rule 487 of the Securities and Exchange Commission (17 C.F.R. 230. 487) (“Rule 487”), we hereby represent that the Registration Statement on Form S-6 under the Securities Act of 1933, as amended, and Amendment No. 1 to such registration statement (“Registration Statement”) does not contain disclosures which would render such Registration Statement ineligible to become effective pursuant to paragraph (a) of Rule 487.

/s/	KATTEN MUCHIN ROSENMAN LLP
KATTEN MUCHIN ROSENMAN LLP

November 16, 2007

New York, New York